UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings

and Similar Plans Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number:	0-15950 (First Busey Corporation)
33-30095 (First Busey Corporation Profit Sharing Plan and Trust)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Busey Corporation Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Busey Corporation

100 W. University Avenue

Champaign, Illinois 61820

FIRST BUSEY CORPORATION

PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2019 and 2018

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

Champaign, Illinois

FINANCIAL STATEMENTS

December 31, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits and Compensation Committee and Plan Participants

First Busey Corporation Profit Sharing Plan and Trust

Champaign, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Employee Benefits and Compensation Committee and Plan Participants

Supplemental Information

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Plan’s auditor since 2012.

Milwaukee, Wisconsin

June 26, 2020

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2019 and 2018

	2019	2018
ASSETS
Participant directed investments, at fair value	$181,703,237	$129,495,547
Cash	91,511	300,580

Receivables:
Participants’ contributions	418	-
Employers’ contributions	2,682,209	2,178,766
Notes receivable from participants	1,718,351	1,486,579
Total receivables	4,400,978	3,665,345

Liabilities:
Pending trades	72,205	4,168
NET ASSETS AVAILABLE FOR BENEFITS	$186,123,521	$133,457,304

See accompanying notes to financial statements.

3.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2019

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$22,155,025
Interest and dividends on investments	6,978,812
Total investment income	29,133,837
Interest income from notes receivable from participants	70,801

Contributions:
Employers	6,328,243
Participants	7,761,159
Participant rollovers	26,052,513
Total contributions	40,141,915
Total additions	69,346,553

Deductions from net assets attributed to:
Benefits paid to participants	16,391,728
Administrative expenses	288,608
Total deductions	16,680,336

Net increase	52,666,217

Net assets available for benefits:
Beginning of year	133,457,304
End of year	$186,123,521

See accompanying notes to financial statements.

4.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1 - PLAN DESCRIPTION

The following description of the First Busey Corporation Profit Sharing Plan and Trust ("the Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all employees of First Busey Corporation and its subsidiaries (the “Employers”). Effective January 1, 2016, the Plan was restated to incorporate legislative, regulatory, and administrative updates. Employees are eligible at age 21 to make salary deferrals and receive matching contributions. Employees are eligible for the employer profit sharing contribution at age 21 and after completion of one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions: Each year, participants may contribute a percentage of their pretax and after tax annual compensation, as defined in the plan, subject to limitations of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans. Eligible participants may also make catch-up contributions to the Plan.

The Employers' contributions to the Plan are determined annually by the Board of Directors. The Employers make safe harbor matching contributions to the Plan equal to a percentage of the first 5% (100% on the first 3% and 50% on the next 2%) of total compensation that a participant contributes to the Plan. The Employers may also make profit sharing contributions as determined by the Board of Directors each year. For the year ended December 31, 2019, the Employer made a profit sharing contribution of approximately 3% of eligible compensation. Contributions are subject to certain limitations.

Participants direct the investment of the contributions into their account into the various investment options offered by the Plan, including First Busey Corporation common stock.

Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of the Employers' contributions and the Plan's earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, participant contributions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Any discretionary profit sharing contributions will be allocated to the Plan in the following year.

Vesting: Participants are immediately vested in their voluntary contributions, the Employers' safe harbor matching contributions, and the respective plan earnings on those contributions.

This information is an integral part of the accompanying financial statements.

5.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1 - PLAN DESCRIPTION (CONTINUED)

Vesting in the Employers' profit sharing contributions portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service. A participant is 100% vested upon reaching retirement age, death, or disability regardless of years of service.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, from any source except profit sharing or Roth (after tax) accounts. The notes receivable are secured by the balance in the participant's account and bear interest at the prime rate. The notes receivable must be repaid in five years unless the proceeds are used to acquire a primary residence, which then must be repaid in a term established at the time of the loan. Interest rates are fixed over the term of the loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits: During employment, distribution is allowed upon age 59 ½ or due to financial hardship. Upon termination of service, a participant is entitled to receive an amount representing the vested interest in his or her account. Participants whose vested account balance is under $5,000 are paid through a single lump sum amount or a rollover into an IRA. Participants whose vested account balance is over $5,000 may elect to receive their payment either as a lump-sum amount or as installments over a period not longer than the life expectancy of the participant.

Forfeitures: The unvested portion of terminated participants’ accounts plus earnings thereon are forfeited. Forfeitures are used to reduce non-elective employer contributions or to pay plan expenses. During the year ended December 31, 2019, forfeitures of $43,605 were used to pay Plan expenses. Forfeitures for unvested account balances as of December 31, 2019 and 2018 were $19,307 and $10,557, respectively.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan have been prepared using the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results may differ from those estimates.

This information is an integral part of the accompanying financial statements.

6.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Payment of Benefits: Benefits are recorded when paid.

Expenses:  Expenses of maintaining the Plan were deducted from the Plan assets. Fees related to the administration of notes receivable from participants and fees related to Qualified Domestic Relations Orders are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net appreciation in fair value of investments.

Concentration: As of December 31, 2019 and 2018, approximately 6% and 7%, respectively, of the Plan's investment assets were invested in First Busey Corporation common stock.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

This information is an integral part of the accompanying financial statements.

7.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events: The coronavirus disease 2019 (“COVID-19”) outbreak, which was declared a pandemic by the World Health Organization subsequent to year-end, has negatively impacted the economy and stock prices for most companies. The impact of COVID-19 on companies continues to evolve and its future effects on the Plan’s net assets available for benefits and changes in net assets available for benefits are uncertain. The Plan has evaluated subsequent events through June 26, 2020, the date that the financial statements were issued.

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets:

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

This information is an integral part of the accompanying financial statements.

8.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

There have been no changes in the valuation methodologies at December 31, 2019 and 2018. Following is a description of the valuation methodologies used for assets measured at fair value:

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Stock fund: Valued at a "unitized" value which moves in direct relationship to First Busey Corporation stock.

Money Market Deposit Account: Valued at NAV of the units held by the Plan at year end. NAV is equal to $1.00, and individual participant accounts are Federal Deposit Insurance Corporation (“FDIC”)-insured up to $250,000.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$166,546,138	$-	$-	$166,546,138
Common stock and stock fund	10,867,598	-	-	10,867,598
Money Market Deposit Account	4,289,501	-	-	4,289,501

Total assets at fair value	$181,703,237	$-	$-	$181,703,237

	2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$115,118,892	$-	$-	$115,118,892
Common stock and stock fund	9,549,261	-	-	9,549,261
Money Market Deposit Account	4,827,394	-	-	4,827,394

Total assets at fair value	$129,495,547	$-	$-	$129,495,547

This information is an integral part of the accompanying financial statements.

9.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor's regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employers, and certain others. Fees related to the administration of notes receivable from participants and fees related to Qualified Domestic Relations Orders are paid to parties-in-interest. Other fees to parties-in-interest were paid from revenue sharing and plan assets.

The Plan held the following assets with parties-in-interest at December 31:

Party-in-Interest Description of Investment     2019     2018

Party-in-Interest	Description of Investment	2019	2018
Charles Schwab Bank	Cash	$91,511	$300,580
Charles Schwab Bank	Money Market Deposit Account	4,289,501	4,827,394
First Busey Corporation	Common stock	1,059,713	986,410
First Busey Corporation	Stock Fund	9,807,885	8,562,851
Participants	Notes receivable	1,718,351	1,486,579

Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan.

NOTE 5 - INCOME TAX STATUS

The Employers have adopted a non-standardized prototype plan designed by Benefit Planning Consultants, Inc. The Internal Revenue Service (“IRS”) has determined and informed Benefit Planning Consultants, Inc. by a letter dated March 31, 2014, that the prototype plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has not requested its own determination letter from the IRS. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes is included in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

This information is an integral part of the accompanying financial statements.

10.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

This information is an integral part of the accompanying financial statements.

11.

SUPPLEMENTAL SCHEDULE

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

Name of Plan Sponsor:	First Busey Corporation

Employer Identification Number:	37-1078406

Three-digit Plan Number:	002

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value
		Common stock and stock fund:
*	First Busey Corporation	Stock Fund	#	$9,807,885
*	First Busey Corporation	Common stock	#	1,059,713
				10,867,598
		Mutual funds:
	American Beacon	Large Cap Value Fund	#	9,730,700
	American Century	Mid Cap	#	1,095,166
	American Funds	Growth Fund of America	#	20,362,457
	American Funds	Income Fund of America	#	6,433,001
	American Funds	Europacfic	#	3,453,587
	AQR	Emerging Multi-Style	#	4,030,045
	Congress	Mid Cap Growth Fund	#	6,398,849
	DoubleLine	Core Fixed Income Fund	#	31,064,132
	Federated	Ultrashort Bond	#	3,780,191
	GMO	International Developed Equity Alloc	#	12,031,476
	T. Rowe Price	Retirement Fund 2010	#	507,745
	T. Rowe Price	Retirement Fund 2020	#	7,297,020
	T. Rowe Price	Retirement Fund 2025	#	725,033
	T. Rowe Price	Retirement Fund 2030	#	14,092,976
	T. Rowe Price	Retirement Fund 2035	#	22,356
	T. Rowe Price	Retirement Fund 2040	#	10,260,366
	T. Rowe Price	Retirement Fund 2045	#	269,378
	T. Rowe Price	Retirement Fund 2050	#	4,850,506
	T. Rowe Price	Retirement Fund 2060	#	1,623,690
	Vanguard	500 Index Fund	#	23,626,331
	Vanguard	Mid Cap Index Admiral	#	69,128
	Vanguard	Small Cap Index Admiral	#	620,340
	Virtus	Ceredex Small-Cap Val Equity	#	4,201,665
				166,546,138
		Interest-bearing cash:
*	Charles Schwab Bank	Money Market Deposit Account	#	4,289,501

		Notes receivable from participants:
*	Participant loans	Interest rates ranging from 3.25% to 7.25% and maturities ranging from December 2019 to September 2034		$1,718,351
				$183,421,588

* Represents a party-in-interest.

# Investments are participant-directed; therefore, cost information is not disclosed.

13.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Busey Corporation Profit Sharing Plan and Trust

By:	/s/ Hope McAllister

	Name:	Hope McAllister
	Title:	Executive Vice President, Human Resources

Date:     June 26, 2020

FIRST BUSEY CORPORATION

PROFIT SHARING PLAN AND TRUST

EXHIBIT INDEX

TO

ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description

23.1	Consent of CliftonLarsonAllen LLP